UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 2018

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 20, 2018, Verona Pharma plc issued a press release reporting the the issue of new Ordinary Shares following the vesting of restricted stock units held by employees in the Company.

The Issue of Shares & PDMR Announcement is furnished herewith as Exhibit 1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Issue of Shares & PDMR Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: September 25, 2018	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel